
SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

20 June 2003

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room ~~3094 (3-6)~~ 3011 3-2
450 Fifth Street
Washington DC 205549
USA


03024739

Dear Sir/Madam

I enclose copies of two Company Announcement released yesterday and today, respectively.

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

Enc.

PROCESSED
JUL 30 2003
THOMSON FINANCIAL


SEC MAIL PROCESSING
RECEIVED
JUL 21 2003
WASH. D.C.
SECTION

dlw 7/25

Transfer of shares by the Trustee of the Severn Trent Plc Employee Share Ownership Trust

The Company has been advised by the Trustee of the Severn Trent Plc Employee Share Ownership Trust that, on 17 June 2003, 120,397 Ordinary Shares of 65 $^{5}/_{19}$ p each in the Company were transferred for nil consideration to participants in the Long Term Incentive Plan (including executive directors of the Company as indicated below) pursuant to awards made under that plan in 2000.

The executive directors of the Company are potential beneficiaries under the Trust and therefore (except as disclosed below) their interest in such shares ceased on such transfer.

Name of director	Number of shares
Mr J K Banyard	4,818
Mr M J Bettington	3,397
Mr B Duckworth	3,836
Mr R M Walker	6,506

www.severntrent.com


SEC MAIL PROCESSING
RECEIVED
JUL 21 2003
WASH. D.C.
SECTION

20 June 2003

Not for release, publication or distribution in or into Australia, Canada, Japan or the United States of America

SEVERN TRENT PLC

ACQUISITION OF HALES FOR £141 MILLION

Severn Trent Plc announces that Biffa, its UK waste management subsidiary, has acquired Hales from RMC (UK) Limited for £126m and paid £15m (exclusive of VAT) to ING to purchase vehicles and equipment used in the Hales business. The total consideration of £141m (excluding transaction costs) is equivalent to a multiple of approximately 5.6x Hales' proforma 2002 PBITDA (which includes anticipated synergies).

Hales accounts for approximately 2% of the UK waste market. Its solid waste operations include industrial and commercial collection services, transfer stations, materials recycling facilities and operational landfills. In the financial year to 31 December 2002, based on its management accounts, Hales had turnover of approximately £112m and profit before tax of approximately £9m.

The acquisition of Hales complements Biffa's established operations of collection, landfill and special waste and enhances its ability to capitalise on opportunities from the implementation of future legislation.

In collection, Biffa's national coverage is further enhanced by Hales' industrial/commercial depot network and its transfer stations, particularly in London and East Anglia where Biffa has been keen to build up its presence.

In addition, Hales is expected to bring to Biffa around 13m cubic metres of void in operating landfill sites located in areas where Biffa is currently not well represented.

Biffa believes that it should deliver pre-tax synergies of around £7.5m per annum, principally from the enlarged collection infrastructure, improved vehicle utilisation and the integration of IT, regional management and head office costs. The synergies are expected to be fully delivered (in terms of run rate) by the end of December 2004. The cost of achieving these synergies is estimated at approximately £10m.

Following realisation of the synergy benefits, the acquisition of Hales is expected to enhance earnings before goodwill amortisation in the financial year 2004/05. The acquisition is being funded from new borrowings.

Commenting on the acquisition, Robert Walker, Group Chief Executive of Severn Trent said:

> "Acquisition of Hales represents another step in growing Biffa's UK waste business and further contributes towards Severn Trent's goal of becoming the UK's leading integrated environmental services business."

Martin Bettington, Managing Director of Biffa said:

> "Hales consolidates Biffa's position as one of the leading players in the UK and expands our operations into some new geographical areas. I am delighted that we have the opportunity to build on the successful acquisition of UK Waste."

DETAILS OF CONFERENCE CALL

An analyst and investor conference call on the acquisition with Robert Walker, Severn Trent Group Chief Executive; Martin Bettington, Biffa Managing Director and Alan Perelman, Severn Trent Group Finance Director will be held at 8.30am on 20 June 2003. Slides to accompany the call can be found on the Severn Trent Plc website (www.severntrent.com). To view the slides click on the 'Biffa new acquisition' link on the home page.

Dial in numbers are as follows:

Dial in number: 01452 561 263
Chairperson: Peter Gavan

A playback facility will be available for 7 days following the announcement on 0845 245 5205 (from outside the UK: +44 (0)1452 550 000); access code: 256633#.

Enquiries and further information:

Robert Walker Group Chief Executive	Severn Trent	020 7404 5959 (on the day) 0121 722 4775
Martin Bettington Managing Director	Biffa	020 7404 5959 (on the day) 01494 556422
Alan Perelman Group Finance Director	Severn Trent	020 7404 5959 (on the day) 0121 722 4176
Peter Gavan Director of Corporate Affairs	Severn Trent	020 7404 5959 (on the day) 0121 722 4310
Neil Goldie-Scot Clive Rates	HSBC	020 7991 8888
Simon Holberton	Brunswick Group	020 7404 5959

This summary should be read in conjunction with the full text of the following announcement.

Nothing in this press release should be construed as a profit forecast or be interpreted to mean that the future earnings per share of Severn Trent will necessarily be the same as, or greater than, the earnings per share for completed financial periods.

This document contains certain "forward-looking statements" with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "expects", "believes", "intends", "plans", "targets", "goal" or "estimates". By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include but are not limited to, changes in the markets in which the Group operates; changes in the regulatory frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; and changes in interest and exchange rates.

All subsequent written or verbal forward-looking statements attributable to Severn Trent or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.

HSBC, which is regulated in the United Kingdom for the conduct of investment business by The Financial Services Authority, is acting for the Severn Trent Group and no one else in connection with the acquisition and will not be responsible to anyone other than Severn Trent for providing the protections afforded to customers of HSBC nor for providing advice in relation to the acquisition.

SEVERN TRENT PLC

Acquisition of Hales for £141 million

Introduction

Severn Trent announces that Biffa, its UK waste management subsidiary, has acquired Hales from RMC (UK) Limited for £126m and paid £15m (exclusive of VAT) to ING to purchase vehicles and equipment used in the Hales business. The total consideration is £141m (excluding transaction costs). The acquisition is being funded from new borrowings.

Following on from the successful integration of UK Waste in 2000, Biffa believes that the acquisition represents a good opportunity to participate further in the consolidation of the waste management sector in the UK by acquiring a major and complementary waste operator.

Background to and reasons for the Acquisition

As stated at the time of the UK Waste acquisition, existing and planned legislation is driving the UK to reduce the amount of waste that is sent to landfill. This has led to Government proposals to increase the proportion of waste in each of the recovered, incinerated and composted segments whilst the proportion of waste deposited in landfill is targeted to decline. No matter the method by which an eventual reduction of waste sent to landfill is achieved, the separation and transportation of waste streams is expected to become the common denominator providing a growth opportunity for efficient collection operators.

Despite consolidation over the last decade the waste market in the UK remains fragmented. Biffa is a leading supplier of waste services in the UK. This position will be enhanced by the acquisition of Hales.

Currently, Biffa operates some 1,200 collection vehicles and some 30 landfill sites. In addition, Biffa operates a variety of transfer stations and recycling facilities and has special waste capabilities.

Biffa's growth in profits over the last seven years has been largely as a result of growth in its collection activities and the acquisition of UK Waste. Biffa's continued success has been driven by a strong sales force, customer service development, operating skills and strong management. This acquisition will allow Biffa to apply these skills across Hales' business. These factors should give Biffa the potential to achieve further sustainable growth.

Biffa believes that it should deliver pre-tax synergies, of around £7.5m per annum across the combined UK businesses of Biffa and Hales, principally by:

- merging the collection depot networks and vehicle fleets, which should result in increased efficiency and route density.

- achieving savings from the integration of Hales' and Biffa's IT and financial systems, regional management and head offices.

The synergies are expected to be fully delivered (in terms of run rate) by the end of December 2004. The cost of achieving the synergies is estimated at approximately £10m.

Information on Hales

Hales, a part of RMC Group plc, is one of the ten largest waste operators in the UK and has operations in all the major cities in England (including London, Birmingham, Manchester, Newcastle and Leeds). Its solid waste operations include industrial and commercial collection services, transfer stations, materials recycling facilities and operational landfills.

Hales' assets include 8 operational landfill sites, with operational void space of around 13m cubic metres, and a fleet of some 450 vehicles. However, the acquisition excludes closed landfill sites.

In the financial year to 31 December 2002, based on its management accounts, Hales had turnover of approximately £112m and profit before tax of approximately £9m. Based on its management accounts, the net assets of Hales, as at 31 December 2002, were approximately £29m.

Financial effects of the Acquisition

The acquisition of Hales for a total consideration of £141m is equivalent to a multiple of approximately 5.6x Hales' proforma 2002 PBITDA (which includes anticipated synergies). The basis for Hales' proforma 2002 PBITDA is set out below.

Following realisation of the synergy benefits, the acquisition of Hales is expected to enhance earnings before goodwill amortisation in the financial year 2004/05.

The acquisition is being funded from new borrowings.

Principal terms of the Acquisition

Biffa has acquired Hales from RMC (UK) Limited for £126m and paid £15m (exclusive of VAT) to ING to purchase vehicles and equipment used in the Hales business. The total consideration is £141m. In addition, Biffa expects to incur transaction costs provisionally estimated at around £6m (exclusive of VAT), which includes stamp duty appropriate to an asset transaction. Following completion, there will be a settlement of a net amount representing various minor assets and liabilities (as at the completion date) where the values cannot be reliably determined prior to completion.

The Acquisition Agreement contains certain warranties and indemnities both given by, and in favour of Biffa, as is normal for a transaction of this size and nature.

Hales' proforma 2002 PBITDA

The estimate of Hales' proforma 2002 PBITDA (which includes anticipated synergies) is based on the PBITA of Hales for the financial year to 31 December 2002, as taken from its management accounts, adjusted to reflect the following:

(i) the exclusion of non specific RMC Group charges to Hales;

(ii) the purchase from ING of vehicles and equipment used in the Hales business;

(iii) an increase in Hales' pension charge to a provisionally estimated regular pension cost;

(iv) the treatment of cell costs as a fixed asset and depreciated (to reflect Biffa's existing accounting policies) rather than as a prepayment being amortised;

(v) an increase in the charge for provisions for environmental costs;

(vi) the inclusion of the full amount of synergies that are anticipated to arise as a result of the transaction;

(vii) the add back of depreciation.

On this basis, Hales' proforma 2002 PBITDA (which includes anticipated synergies) is estimated at around £25m.

On the same basis, but excluding item (vii) above, Hales' proforma 2002 PBITA (which includes anticipated synergies) is estimated at around £17m.

Nothing in this press release should be construed as a profit forecast or be interpreted to mean that the future earnings per share of Severn Trent will necessarily be the same as, or greater than, the earnings per share for completed financial periods.

This document contains certain "forward-looking statements" with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "expects", "believes", "intends", "plans", "targets", "goal" or "estimates". By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include but are not limited to, changes in the markets in which the Group operates; changes in the regulatory frameworks in which the Group

operates; the impact of legal or other proceedings against or which affect the Group; and changes in interest and exchange rates.

All subsequent written or verbal forward-looking statements attributable to Severn Trent or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.

HSBC, which is regulated in the United Kingdom for the conduct of investment business by The Financial Services Authority, is acting for the Severn Trent Group and no one else in connection with the acquisition and will not be responsible to anyone other than Severn Trent for providing the protections afforded to customers of HSBC nor for providing advice in relation to the acquisition.

APPENDIX I – Definitions

"Acquisition Agreement"	the agreement dated 19 June 2003 and entered into between RMC (UK) Limited, RMC Environmental Services Limited, Hales Waste Control Limited, RMC Group plc, Biffa and Biffa plc pursuant to which RMC (UK) Limited has agreed to sell and Biffa has agreed to purchase Hales
"Biffa"	Biffa Waste Services Limited
"Hales"	most of the assets and trade of the waste business (but excluding closed landfill sites) carried on by RMC (UK) Limited through its agents Hales Waste Control Limited and RMC Environmental Services Limited
"HSBC"	HSBC Bank plc
"PBITA"	profit before interest, tax, goodwill amortisation, non-operating items and exceptional items
"PBITDA"	profit before interest, tax, depreciation, goodwill amortisation, non-operating items and exceptional items
"RMC"	RMC (UK) Limited
"Severn Trent" or "Company"	Severn Trent Plc
"Severn Trent Group" or "Group"	Severn Trent Plc and its subsidiaries

ENDS